August 4, 2008

Re:	Tesoro Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Schedule 14A for the 2008 Annual Meeting of Stockholders
Filed April 3, 2008
Response Letter Dated June 11, 2008
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Judiciary Plaza
Washington, D.C. 20549-0405
Attention: Mr. H. Roger Schwall
By letter dated July 10, 2008, Tesoro Corporation, a Delaware corporation, received two remaining comments from the Staff of the Commission relating to our response letter dated June 11, 2008 concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, File No. 001-03473 (the “Form 10-K”) and Schedule 14A, File No. 001-03473. We are filing this letter in response to the remaining comments.
For your convenience, we have reproduced each of the comments contained in the Staff’s letter of July 10, 2008, with the numbers to the left of each item corresponding to the numbers contained in such letter.
Form 10-K for the Fiscal Year Ended December 31, 2007
Note A — Summary of Significant Accounting Policies, page 62
Principles of Consolidation and Basis of Presentation, page 62
1.	We have considered your response to prior comment number three and are unable to agree with your conclusion that the omission of the footnote information containing financial statement information for your subsidiary guarantor’s and the parent only information was not a material omission. In this regard, Rule 3-10(f) of Regulation S-X provides relief from providing full financial statements for each of the subsidiary guarantors, not just the subsidiaries that are more than ‘minor’ based on providing the condensed consolidating information. Likewise, compliance with Rule 3-10 of Regulation S-X is necessary for the relief under Exchange Act Rule 12h-5; that is, relief from filing periodic reports for each of the guarantee subsidiaries. Therefore, we are unable to agree that a materiality analysis is appropriate in this circumstance. Please amend your Form 10-K for the fiscal year ended December 31, 2007 to provide the condensed consolidating information required under Rule

3-10(f) of Regulation S-X, as well as your Form 10-Q for the fiscal quarter ended March 31, 2008, if applicable.
Response: We will amend our Form 10-K for the fiscal year ended December 31, 2007 and our Form 10-Q for the quarter ended March 31, 2008 to include in a footnote condensed consolidating financial information as required by Rule 3-10(f) of Regulation S-X with a separate column for: (1) the parent company; (2) the guarantor subsidiaries on a combined basis; (3) any non-guarantor subsidiaries on a combined basis; (4) consolidating adjustments; and (5) the total consolidated amounts. We plan to file both amendments on or about August 25, 2008 to provide sufficient time for the Company to prepare and review the condensed consolidating financial information and for our independent auditors to complete their required review and audit work. We will file our Form 10-Q for the quarter ended June 30, 2008 during the week of August 4, 2008 prior to amending the above filings as discussed telephonically with Ms. Jennifer O’Brien and Ms. Jill S. Davis on July 31, 2008. Our Form 10-Q for the quarter ended June 30, 2008 will include the condensed consolidating financial information disclosures as required by Rule 3-10(f) of Regulation S-X.
Schedule 14A filed April 3, 2008
2.	We note your response to our previous comment 5. To the extent you amend your filing in response to Comment 1 above, please also update the percentages shown for Mr. Smith in your table in page 51.
Response: As we discussed in our letter dated June 11, 2008, we reviewed the percentages disclosed on page 51 for Bruce Smith for 2007 and determined that the incorrect calculation was not material to the overall disclosure of Mr. Smith’s total compensation. We will include the correct percentages in our next Schedule 14A Proxy Statement.
We would be pleased to discuss any questions or comments the Staff may have regarding our responses set forth above to the comments contained in the Staff’s May 29, 2008 and July 10, 2008 letters. Please direct any comments or questions regarding the responses to the Staff’s comments to Mr. Otto Schwethelm, Senior Vice President, Chief Financial Officer and Treasurer, at (210) 283-2343 or by facsimile at (210) 745-4445.
Very truly yours,
/s/ OTTO C. SCHWETHELM
Otto C. Schwethelm
Senior Vice President, Chief Financial Officer and Treasurer

cc:	Jennifer O’Brien (Securities and Exchange Commission) Jill S. Davis (Securities and Exchange Commission)